UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

FIRST MONTAUK FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK

NO PAR VALUE

(Title of Class of Securities)

32100 6108

(CUSIP Number)

Edward H. Okun

FMFG Ownership, Inc.

FMFG Ownership II, Inc.

10800 Midlothian Turnpike

Suite 300

Richmond, Virginia 23235

Telephone: (804) 594-3550

Copy to:

Dale S. Bergman, Esq.

Kluger, Peretz, Kaplan & Berlin, P.L.

201 South Biscayne Boulevard

Suite 1700

Miami, Florida 33131

Telephone: (305) 379-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32100 6108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

Edward H. Okun N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power:

11,117,027[1]
8. Shared Voting Power:

0
9. Sole Dispositive Power:

11,117,027[1]
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,117,027[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
N/A
13.	Percent of Class Represented by Amount in Row (11):

52.8%
14.	Type of Reporting Person (See Instructions):

IN
[1]

This amount includes (a) 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder and (b) 1,978,240 shares of Common Stock which may be issued upon the conversion of 197,824 shares of Series B Preferred Stock, which is convertible at any time on a one for ten basis at the option of the holder.

CUSIP No. 32100 6108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

FMFG Ownership, Inc. 20-4996264
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

USA – Organized in Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power:

5,105,522[1]
8. Shared Voting Power:

0
9. Sole Dispositive Power:

5,105,522[1]
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,105,522[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

N/A
13.	Percent of Class Represented by Amount in Row (11):

26.8%
14.	Type of Reporting Person (See Instructions):

CO
[1]

This amount includes 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder.

CUSIP No. 32100 6108

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):

FMFG Ownership II, Inc. 20-8486427
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instructions):

PF, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization:

USA – Organized in Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power:

6,011,505[1]
8. Shared Voting Power:

0
9. Sole Dispositive Power:

6,011,505[1]
10. Shared Dispositive Power:

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,011,505[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
N/A
13.	Percent of Class Represented by Amount in Row (11):

29.3%
14.	Type of Reporting Person (See Instructions):

CO
[1]

This amount includes a total of 1,978,240 shares of Common Stock which may be issued upon the conversion of 197,824 shares of Series B Preferred Stock, which is convertible at any time on a one for ten basis at the option of the holder.

This Amendment No. 4 (the “Amendment”) amends the statement of beneficial ownership on Schedule 13D (the “Schedule”) originally filed by Edward H. Okun and FMFG Ownership, Inc. on June 26, 2006 and subsequently amended on June 27, 2006 (Amendment No. 1), July 13, 2006 (Amendment No. 2) and July 19, 2006 (Amendment No. 3).

Item 1.	Identity and Background.

Item 1 of the Schedule is hereby amended to read in its entirety as follows:

a.	Pursuant to Rule 13d-1(k) under the Act and the Joint Filing Agreement attached as Exhibit 99.4, the Amendment is filed jointly by Edward H. Okun (“Mr. Okun”), FMFG Ownership, Inc., a Delaware corporation (“FMFG Ownership”) and FMFG Ownership II, Inc., a Delaware corporation (“FMFG Ownership II,” and together with Mr. Okun and FMFG Ownership, the “Reporting Persons”). Mr. Okun currently owns 100% of the capital stock of each of FMFG Ownership and FMFG Ownership II, and is the sole director and president of each of FMFG Ownership and FMFG Ownership II. As such, Mr. Okun has voting and dispositive power over shares of the Company owned by FMFG Ownership and FMFG Ownership II.

b.	The business address of Mr. Okun, and the business address and principal executive office of each of FMFG Ownership and FMFG Ownership II is 10800 Midlothian Turnpike, Suite 300, Richmond, VA 23235.

c.	Mr. Okun is the President and Chief Executive Officer of Investment Properties of America LLC, a developer and syndicator of commercial real estate. FMFG Ownership is a holding company and sole stockholder of FMFG AcquisitionCo, Inc., a New Jersey corporation (“FMFG AcquisitionCo”) which was initially formed for the purpose of merging with the Company (as described below). Mr. Okun is the sole director and president of FMFG AcquisitionCo. FMFG Ownership II is a holding company formed to acquire additional securities of the Company.

d.	Neither Mr. Okun, FMFG Ownership nor FMFG Ownership II has been convicted in any criminal proceedings during the last five years.

e.	During the last five years, neither Mr. Okun, FMFG Ownership nor FMFG Ownership II has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Okun is a citizen of the U.S.A. FMFG Ownership and FMFG Ownership II are Delaware corporations.

Item 2.	Security and Issuer.

Item 2 of the Schedule is hereby amended to read in its entirety as follows:

The classes of equity securities to which this statement relates are (a) the common stock, no par value per share (“Common Stock”), of First Montauk Financial Corp., a New Jersey corporation (the “Company”), (b) Series A preferred stock, $.10 par value per share, of the Company (“Series A Preferred Stock”), which is convertible at any time on a one for two basis at the option of the holder into shares of Common Stock and (c) Series B preferred stock, $.10 par value per share of the Company (“Series B Preferred Stock”), which is convertible at any time on a one for ten basis at the option of the holder into shares of Common Stock. The principal executive offices of the Company are located at Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey, 07701.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended to read in its entirety as follows:

FMFG Ownership acquired the securities reported herein as beneficially owned by FMFG Ownership and Mr. Okun for a total consideration of $5,655,663. The source of the funds to acquire the Common Stock and Series A Preferred Stock is personal funds of Mr. Okun.

FMFG Ownership II acquired the securities reported herein as beneficially owned by FMFG Ownership II and Mr. Okun for a total consideration of $6,011,505. The source of the funds to acquire the Common Stock and Series B Preferred Stock is personal funds of Mr. Okun.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is hereby amended to read in its entirety as follows:

The purpose of the transaction is to acquire a controlling interest in the Company. On May 5, 2006, FMFG Ownership, FMFG AcquisitionCo and the Company entered into a Merger Agreement (the “Merger Agreement”) pursuant to which the Company agreed to merge with FMFG AcquisitionCo, with FMFG AcquisitionCo continuing as the surviving entity and the Company’s shares being converted into cash (the “Merger”).

The Merger Agreement and the Merger were approved by the Company’s stockholders in August 2006. However, the deadline for consummation of the Merger was extended from October 31, 2006 to December 31, 2006, in order to allow the Company to fulfill certain conditions to the Merger, including securing consent of the NASD. In addition to the Merger Agreement, the Company entered into a lease with an affiliated entity of Mr. Okun to relocate the Company’s executive offices to a building owned by that affiliated entity in Red Bank, New Jersey.

On December 29, 2006, FMFG Ownership and FMFG AcquisitionCo advised the Company that they were exercising their rights to terminate the Merger Agreement because of the failure of the Company to satisfy various conditions, as well as the breach by the Company of its various representations, warranties, covenants and agreements in the Merger Agreement.

On January 8, 2007, the Company filed an action in New Jersey Superior Court against Mr. Okun, FMFG Ownership, FMFG AcquisitionCo and other affiliates of Mr. Okun, alleging a breach of the Merger Agreement by reason of FMFG Ownership’s and FMFG AcquisitionCo’s alleged improper termination of the Merger Agreement. The complaint seeks specific performance of the Merger Agreement or in the alternative, compensatory damages, including the release of a $2.0 million deposit held in escrow. In addition, the complaint seeks to void the lease.

Mr. Okun and the affiliated defendant parties have answered the complaint denying the allegations and FMFG Ownership counterclaimed against the Company. In its counterclaim, FMFG Ownership alleges that the Company breached its representations, warranties, covenants and agreements under the Merger Agreement by, among other matters, allowing an adverse material change in the Company and providing false and misleading information about the Company’s operations, profitability and projections. Through its counterclaim, FMFG Ownership seeks a declaration that it rightfully terminated the Merger Agreement based upon these breaches and that it is entitled to a return of its $2.0 million deposit. FMFG Ownership further seeks to recover damages from the Company as a result of the Company’s breaches of the Merger Agreement.

The Company also sought a temporary restraining order to prevent affiliates from selling, converting or otherwise disposing of any of the Company’s securities held by them or acquiring additional securities of the Company. Mr. Okun and his affiliates voluntarily agreed to such standstill until February 22, 2007. To the knowledge of the Reporting Persons, the Company has neither refiled its request for such relief nor has sought to extend the standstill agreement beyond February 22, 2007.

In addition to the foregoing, on February 10, 2007, FMFG Ownership filed a derivative action in the United States District Court for the district of New Jersey, alleging various breaches of fiduciary duty by the Company’s board of directors and on February 2, 2007, an action in Florida Circuit Court against Victor Kurylak, the Company’s President and Chief Executive Officer, alleging securities fraud in connection with the purchase of the Company’s securities beneficially owned by FMFG Ownership and Mr. Okun..

Notwithstanding the foregoing, Mr. Okun believes that the Company is undervalued and, with certain changes in management and operations, stockholder value can be significantly enhanced. Accordingly, on February 23, 2007, following expiration of the voluntary standstill period, FMFG Ownership II acquired the shares of Common Stock and Series B Preferred Stock beneficially owned by it and Mr. Okun. As a result of such transaction, Mr. Okun beneficially owns approximately 52.8% of the Company’s Common Stock.

As a result of his acquiring a majority position, Mr. Okun intends to meet with the board of directors and management of the Company to effect changes in the composition of the board of directors, management and operations. If the board of directors is unwilling to do so voluntarily, or if Mr. Okun is unable to reach a satisfactory agreement with the Company in this regard, the Reporting Persons reserve the right to exercise their rights under law as stockholders, including compelling the Company to hold an annual meeting of stockholders, at which the Reporting Persons would vote the shares they beneficially own in favor of directors nominated by them. The Reporting Persons may communicate with other stockholders regarding these or any other actions and may propose changes to the Company’s capital structure, business combinations or other transactions. The Reporting Persons also reserve the right to acquire additional securities of the Company in open market or private transactions or to similarly dispose of any or all of their securities of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended to read in its entirety as follows:

Mr. Okun

a. Aggregate Number and Percentage of Common Stock Beneficially Owned: 11,117,027 shares of Common Stock representing approximately 52.8% of the issued and outstanding Common Stock of the Company based on 18,511,553 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the “Reported Outstanding”).

b. Number of shares of Common Stock over which Mr. Okun has:

(i)	sole power to vote or direct the vote:	11,117,027[12]
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or direct the disposition of:	11,117,027[12]
(iv)	shared power to dispose or direct the disposition of:	0

c. On February 23, 2007, FMFG Ownership II purchased (i) 4,033,265 shares of Common Stock in privately negotiated transactions for $1.00 per share and (ii) 197,824 shares of Series B Preferred Stock in a privately negotiated transaction for $10.00 per share.

Except with respect to the transactions reported in this Amendment, Mr. Okun has not effected any transactions involving the securities of the Company during the past 60 days.

d. Not applicable

e. Not applicable

Mr. Okun may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of the 4,539,348 shares of Common Stock and 283,087 shares of Series A Preferred Stock which are actually owned by FMFG Ownership and 4,033,265 shares of Common Stock and 197,824 shares of Series B Preferred Stock which are actually owned by FMFG Ownership II, due to Mr. Okun’s control of FMFG Ownership and FMFG Ownership II.

FMFG Ownership

a. Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,105,522 shares of Common Stock representing approximately 26.8% of the issued and outstanding Common Stock of the Company, based on the Reported Outstanding. This amount includes 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder.

b. Number of shares of Common Stock over which FMFG Ownership has:

(i)	sole power to vote or direct the vote:	5,105,522[1]
(ii)	shared power to vote or direct the vote:	0
(iii)	sole power to dispose or direct the disposition of:	5,105,522[1]
(iv)	shared power to dispose or direct the disposition of:	0

c. FMFG Ownership has not effected any transactions involving any securities of the Company during the past 60 days.

d. Not applicable

e. Not applicable

FMFG Ownership II

a. Aggregate Number and Percentage of Common Stock Beneficially Owned: 6,011,505 shares of Common Stock representing approximately 29.3% of the issued and outstanding Common Stock of the Company, based on the Reported Outstanding. This amount includes 1,978,240 shares of Common Stock which may be issued upon the conversion of 197,824 shares of Series B Preferred Stock, which is convertible at any time on a one for ten basis at the option of the holder.

b. Number of shares of Common Stock over which FMFG Ownership II has:

(i)	sole power to vote or direct the vote	6,011,505[2]
(ii)	shared power to vote or direct the vote	-0-
(iii)	sole power to dispose or direct the disposition of	6,011,505[2]
(v)	shared power to dispose or direct the disposition of	-0-

c. On February 23, 2007, FMFG Ownership II purchased (i) 4,033,265 shares of Common Stock in privately negotiated transactions for $1.00 per share and (ii) 197,824 shares of Series B Preferred Stock in a privately negotiated transaction for $10.00 per share. Except for the foregoing, FMFG Ownership has not effected any transactions involving any securities of the Company during the past 60 days.

d. Not applicable.

e. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended to read in its entirety as follows:

In connection with the February 23, 2007 purchase of 4,033,265 shares of Common Stock and 197,824 shares of Series B Preferred Stock by FMFG Ownership II, the sellers of such securities granted Mr. Okun a proxy to vote such securities until they are transferred into the name of FMFG Ownership II.

Except as otherwise disclosed in this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended to add the following exhibit:

Exhibit 99.4	Joint Filing Agreement dated February 26, 2006 by and among Mr. Okun, FMFG Ownership and FMFG Ownership II.

1.

This amount includes a total of 566,174 shares of Common Stock which may be issued upon the conversion of 283,087 shares of Series A Preferred Stock, which is convertible at any time on a one for two basis at the option of the holder.

2.

This amount includes a total of 1,978,240 shares of Common Stock issuable upon conversion of 197,824 shares of Series B Preferred Stock, which is convertible at anytime on a one for ten basis at the option of the holder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2007

/s/ Edward H. Okun
Edward H. Okun

FMFG OWNERSHIP, INC.

By:	/s/ Edward H. Okun
Edward H. Okun, President

FMFG OWNERSHIP II, INC.

By:	/s/ Edward H. Okun
Edward H. Okun, President